May 14, 2007
Via E-Mail

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Michael McTiernan
Wilson Lee

Re:	Limelight Networks, Inc.
Registration Statement on Form S-1
File No. 333-141516
Ladies and Gentlemen:
On behalf of Limelight Networks, Inc. (the “Company”) and in response to the comments of the Staff of the Securities and Exchange Commission set forth in the letter from the Staff dated May 10, 2007 in connection with the above-referenced registration statement (the “Registration Statement”), we hereby supplementally respond to Comment No. 4 of the Staff’s letter. Please note that we anticipate responding to the remainder of the Staff’s comments set forth in its letter of May 10, 2007 under cover of a separate letter at the time the Company files Amendment No. 2 to the Registration Statement (“Amendment No. 2”), anticipated to occur on or about May 18, 2007.
In addition, please note that Amendment No. 2 will reflect a 3-for-2 forward stock split of the Company’s outstanding capital stock, which was effected in May 2007. The discussion below does not take into account this forward stock split, and all share and per share amounts are presented on a pre-split basis.
Stock-Based Compensation, page 40
COMMENT 4: We have reviewed your revised disclosure in response to comment 12. We note certain significant increases in your reassessed stock prices that are not addressed in the milestones included in your disclosure. For example, the changes between August 2006 and September 2006 are not discussed. Please expand your disclosure as appropriate. In addition, upon including the estimated initial public offering price in your document, please discuss any significant factors contributing to the difference between the fair value of your recent grants and the estimated initial public offering price.
RESPONSE: The Company, in its reassessment process (discussed further below) in October 2006, determined the fair value of its Common Stock should be increased from $5.27 to $8.70 per share as a result of significant customer acquisitions and committed increases in network usage from existing customers. The Company supplementally informs the Staff that it proposes

Securities and Exchange Commission
May 14, 2007

adding in Amendment No. 2 the following disclosure as the second bullet on what is currently page 41 of Amendment No. 1 and substantially similar disclosure on current page F-18 of Amendment No. 1:
“•	In the Fall of 2006, we experienced significant increased revenue as a result of new customer acquisitions and committed increases in network usage from existing customers.”
In addition, the Company respectfully informs the Staff the anticipated price range for the offering is $15.00 to $18.00 per share (please note the post-split price range is anticipated to be $10.00 to $12.00 per share). The Company supplementally informs the Staff that in reassessing the fair value of the Common Stock of the Company in February 2007, the Company assumed the lower end of the offering range would be $15.00 per share and that the offering, if it were to occur, would occur in the later part of the second quarter of 2007, at the earliest. The Company supplementally informs the Staff that it reviewed its “recent grants,” which it determined to be grants from July 2006 through the expected offering date, during its reassessment in February 2007.
The Company chose July 2006 because that is the month in which the Company sold a controlling interest in the Company to an investor group through the issuance of shares of Series B Preferred Stock, at a price of $4.89 per share, for total aggregate consideration of $130 million. As part of the transaction, the Company repurchased 20,880,000 shares of common stock for aggregate net consideration of $102.1 million, or $4.89 per share and believes this third-party, arms length transaction established the then fair market value of the common stock at the $4.89 per share.
In reassessing the fair value, the Company anticipated the offering would occur in the later part of the second quarter of 2007, at the earliest. The valuation differential between the July 2006 deemed fair value and the anticipated offering price is $10.11 per share. In determining the appropriate methodology to address the changes in price between July 2006 and the offering date, the Company believed that revenue growth and related new customer wins were the primary indicator for changes in its valuation per share. As a consequence, the Company determined the fair value increased from $4.89 per share in July 2006 to $9.23 per share in December 2006. In addition, the Company supplementally informs the Staff that the fair value was further increased to $11.70 per share as of March 31, 2007. The Company confirms the operating results for the period ending March 31, 2007 will reflect the $11.70 per share fair value as of the end of that period.
As discussed above and based on the communications between the Company and its investment bankers, the anticipated price range on the cover of the preliminary prospectus is anticipated to be $15.00 to $18.00 per share. The Company supplementally informs the Staff that it anticipates that the fair value of the Company’s Common Stock for future option grants from the date hereof through the date of the offering will be $16.50 per share (the mid-point of the anticipated price range on the cover of the prospectus).
As a result of the determinations of fair value that have been made to date and the anticipated price range determined today in conjunction with the Company’s investment bankers, the Company respectfully submits that no additional reassessment of fair value is required.

Securities and Exchange Commission
May 14, 2007

* * *
We trust that you will find the foregoing responsive to the above-referenced comment of the Staff. Please direct any questions or comments regarding this letter to the undersigned or Alexander D. Phillips of this office at (650) 493-9300 or via facsimile at (650) 493-6811.

Very truly yours, WILSON SONSINI GOODRICH & ROSATI Professional Corporation
/s/ Mark L. Reinstra
Mark L. Reinstra

cc:
Jeffrey W. Lunsford
Matthew Hale
Limelight Networks, Inc.

 Scott Stanford
Goldman, Sachs & Co.
Sterling Wilson
Morgan Stanley & Co. Incorporated

 Anna Brady
Jefferies & Company, Inc.

 Richard Spencer
Piper Jaffray & Co.

Joe Statter
Friedman, Billings, Ramsey & Co., Inc.

 Alexander D. Phillips, Esq.
Wilson Sonsini Goodrich & Rosati, P.C.

 Kevin P. Kennedy, Esq.
Simpson Thacher & Bartlett LLP

 Kevin McHolland
Ernst & Young LLP